UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-35424

HomeStreet, Inc. 401(k) Savings Plan
(Full title of the plan)
____________________________
HOMESTREET, INC.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

HOMESTREET, INC. 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
HomeStreet, Inc. 401(k) Savings Plan
Seattle, Washington
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2017
Seattle, Washington
June 15, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HomeStreet, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the HomeStreet, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2016. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2017

HOMESTREET, INC.
401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Participant directed investments, at fair value	$153,061,725	$122,479,531
Cash	2,892	195,353
Total investments	153,064,617	122,674,884
Receivables:
Notes receivable from participants	3,510,221	2,870,699
Employer contributions	599,899	584,973
Participant contributions	1,563	4,632
Total receivables	4,111,683	3,460,304
Total assets	157,176,300	126,135,188
LIABILITIES:
Benefit claims payable	103,394	10,626
Accrued administrative expenses	93,707	5,074
Total liabilities	197,101	15,700
NET ASSETS AVAILABLE FOR BENEFITS	$156,979,199	$126,119,488

See accompanying notes to the financial statements.

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

2017
ADDITIONS:
Contributions:
Participant contributions	$15,843,551
Rollover contributions	3,119,163
Employer matching contributions	8,454,570
Total contributions	27,417,284
Investment income:
Net appreciation in fair value of investments	12,326,067
Dividends	5,350,844
Interest	134,673
Net investment income	17,811,584

Interest on notes receivable from participants	128,541
Total additions	45,357,409
DEDUCTIONS:
Benefits paid to participants	14,156,598
Administrative expenses	341,100
Total deductions	14,497,698
INCREASE IN NET ASSETS	30,859,711
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	126,119,488
End of the year	$156,979,199

See accompanying notes to the financial statements.

HOMESTREET, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	DESCRIPTION OF PLAN
The following description of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a trusteed defined contribution 401(k) savings plan for employee retirement. The Plan is administered by the HomeStreet, Inc. Retirement Benefits Committee, which is comprised of certain officers and employees of HomeStreet, Inc. (the “Company” or “Plan Sponsor”). Charles Schwab Trust Company serves as trustee for all Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility — Employees of the Company and its wholly owned subsidiaries, HomeStreet Bank and HomeStreet Capital, are eligible to participate in the Plan. Participants are eligible for plan participation after attainment of 18 years of age. Eligibility to make employee contributions begins immediately upon date of hire.
Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, and (iii) participant rollovers from another plan.
Participants may elect to contribute a percentage of their compensation to the Plan each year, subject to the limitations, as defined in the plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution.
The Company makes a matching contribution of 100% on the first 3% and 50% on the next 2% of eligible compensation. The maximum contribution amount eligible to be matched is 80% of eligible compensation as defined by the Plan.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated equally to participants with an account balance not less than $2,000. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments— Participants direct the investment of their contributions, the Company matching contributions and the additional discretionary employer contributions in the Plan and earnings thereon into employer stock or any of the mutual and collective investment trust fund investment options of the Plan.
Participants may not acquire additional shares of HomeStreet, Inc. stock if more than 10% of their total account balance is in HomeStreet, Inc. shares.
Contributions may be temporarily held as cash balances prior to the execution of the investment according to participants’ direction.
Vesting — Participants are vested 100% immediately in their contributions to the Plan, the Company’s matching contributions, plus actual earnings thereon.
Forfeitures — Forfeitures in participants’ Employer Matching Contribution Account will be used first to reduce eligible Plan expenses and then to reinstate any non-vested benefits required to be reinstated for rehired participants. Any remaining forfeitures will be used to reduce future Employer contributions to the Plan. During 2017, forfeitures used to pay plan expenses and reduce employer matching contributions were $79,459 and $6,800 respectively. At December 31, 2017 and 2016, there were $32,675 and $124, respectively, of unallocated forfeitures in the Plan.
Notes Receivable from Participants — Participants may borrow, first, from their rollover account, second, from their employee contribution accounts and, third, from their vested employer matching contribution account under the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding the value of HomeStreet, Inc. stock. The loan term may not exceed 5 years unless the loan is used to acquire the participant’s principal residence. The loans are secured by the balance in the participant’s account and the outstanding loans as of December 31, 2017, bear interest at rates that range from 4.25% to 8.75%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2017, the loans mature through 2032.
Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For termination of service with vested benefits of $1,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump sum distribution. If the total vested balance is greater than $1,000, a participant may request a lump sum distribution, roll over the vested Plan account balance into an IRA or new employer’s eligible retirement plan, or leave the balance with the Plan until April 1 of the calendar year following the calendar year in which they reach age 70-1/2 (or, until April 1 of the calendar year following the calendar year in which the participant terminates employment, if later).
Hardship Withdrawals — Under certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, the employee contribution portions of their account balance. These conditions include un-reimbursed medical expenses, the purchase of the participant’s principal residence, the payment of burial or funeral expenses for the participant’s deceased parent, spouse, child, dependent or designated beneficiary, certain expenses for the repair or damage to the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.
Other — Certain administrative functions are performed by officers and employees of the Company, by Schwab Retirement Plan Services, Inc., the record-keeper, and by Charles Schwab Trust Company, the trustee. No Company officer or employee receives compensation from the Plan. All other expenses for administration of the Plan including legal, investment management, recordkeeping and audit fees are paid out of the assets of the Plan.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual basis of accounting. Benefits are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Concentration of Investments — Included in investments at December 31, 2017 and 2016, are shares of the Plan Sponsor’s common stock totaling $11,699,250 and $13,702,492, respectively. This investment represents 7.6 percent and 11.2 percent of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Plan Sponsor’s stock would significantly affect the net assets available for benefits.
Investment Valuation – The Plan’s investments are stated at fair value, or net asset value (“NAV”) for the stable value fund (“the Fund”). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements” for discussion on fair value measurements.

Income Recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants — Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses — All Administrative expenses, investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $103,394 and $10,626 at December 31, 2017 and 2016, respectively.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value
HomeStreet, Inc. Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable Value Fund — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services - Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Certain events may limit the ability of the Plan to transact at contract value with the stable value fund. Such events include the termination of the Plan, a material adverse change to the provisions of the Plan and withdrawal by the Plan Sponsor to switch to a different investment provider. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The yield earned by the Fund at December 31, 2017 was 2.36%. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2017 was 2.14%. There are no unfunded commitments from the Plan or restrictions on withdrawals.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016:

	December 31, 2017
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$11,699,250	$—	$—	$11,699,250
Mutual funds	132,454,287	—	—	132,454,287
Total	$144,153,537	$—	$—	144,153,537
Investments measured at NAV				8,908,188
Total investments				$153,061,725

	December 31, 2016
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$13,702,492	$—	$—	$13,702,492
Mutual funds	101,001,364	—	—	101,001,364
Total	$114,703,856	$—	$—	114,703,856
Investments measured at NAV				7,775,675
Total investments				$122,479,531
A summary of the Plan’s investments at December 31, 2017 and 2016, where fair value is estimated based on the NAV is presented below:

Investment	2017 Fair Value	2016 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period
Stable value fund	$8,908,188	$7,775,675	$—	Same day	None	None
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers between levels.

4.	STABLE VALUE FUND
The Wells Fargo stable value fund (the “Fund”) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	PLAN TERMINATION
Although the Company does not have intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated March 30, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no income tax provision has been included in these financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7.	PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of HomeStreet, Inc. stock and Charles Schwab mutual funds trusteed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee for these investments as defined by the Plan and HomeStreet, Inc. stock is issued by the employer. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
At December 31, 2017 and 2016, the Plan held 422,719 and 452,223 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $7,938,100 and $8,356,005, respectively. During the year ended December 31, 2017, the Plan recorded no dividend income related to the common stock of the Company.

8.	SUBSEQUENT EVENTS
Subsequent events were evaluated through June 15, 2018 with no events to report.
******

SUPPLEMENTAL SCHEDULE

HOMESTREET, INC.
401(k) SAVINGS PLAN
Employer ID No: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value

*	HomeStreet	HomeStreet, Inc Common Stock	**	$11,699,250
	Wells Fargo	Wells Fargo Stable Value Fund	**	8,908,188
	Boston Partners	Boston Partners Small-Cap Value	**	5,678,440
	Dodge & Cox	Dodge & Cox Income Fund	**	11,814,353
	Dodge & Cox	Dodge & Cox International Stock Fund	**	9,738,038
	Fidelity	Fidelity Extended Mkt Index Fund Inv	**	13,970,132
	Harbor	Harbor Capital Appreciation Fund	**	12,345,970
	Loomis	Loomis Sayles Bond Fund	**	5,337,561
	Oppenheimer	Oppenheimer Intl Growth Fund	**	5,700,867
	PIMCO	PIMCO Commodity Real Return Instl	**	5,506,589
*	Schwab	Schwab S&P 500 Index Fund	**	22,021,462
*	Schwab	Schwab US Treasury Money Fund	**	377
	T Rowe Price	T Rowe Price Value Fund	**	12,640,433
	Vanguard	Vanguard Developed Markets Index Adm	**	6,084,853
	Vanguard	Vanguard REIT Index Admiral Share	**	4,540,227
	Vanguard	Vanguard Small Cap Growth Index Adm	**	10,185,048
	Vanguard	Vanguard Total Bond Mkt Index Adm	**	6,889,937
***	Various Participants	Participants loans with interest rates ranging from 4.25% to 8.75% maturing through 2032		3,510,221
				$156,571,946

*	Party-in-interest
**	Cost information not required for participant-directed investments and therefore is not included.
***	Net of $391,183 in deemed loan distributions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 15, 2018.

HomeStreet, Inc. 401(k) Savings Plan

/s/ Pam Taylor
Pam Taylor
EVP, Human Resources Director